Report regarding the addition of Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd.
as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

On March 8, 2010, Woori F&I Co., Ltd. (“Woori F&I”), a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. as its subsidiary.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd.

•	Financial status as of March 8, 2010 (expected date of establishment):

(unit: millions of KRW)

Total assets	100	Total stockholders’ equity	100

Total liabilities	—	Capital stock	10

•	Primary business: Business activities related to the purchase, management and disposition of bonds and other instruments pursuant to the Asset Securitization Act.

•	Woori F&I Fourteenth Asset Securitization Specialty Co. Ltd is a wholly-owned subsidiary of Woori F&I, and is a special-purpose company established under the Asset Securitization Act.

•	Expected financial status as of March 25, 2010 (the expected asset transfer registration date):

(unit: millions of KRW)

Total assets	4,834	Total shareholders’ equity	1,508

Total liabilities	3,326	Paid-in-capital	150.8

•	Number of all subsidiaries of Woori Finance Holdings after addition: 45

•	Date of addition as a subsidiary: March 8, 2010